United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. A publicly listed company

EXTRAORDINARY GENERAL MEETING

The shareholders of ARACRUZ CELULOSE S.A. ("Aracruz" or "the company") are hereby called to an Extraordinary General Meeting, to be held at 1:30 pm on April 13, 2009, in the boardroom at the company’s head office, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz -ES, for the specific purpose of taking decisions on the following agenda:

Amendment of the By-Laws to:

(i)	introduce rules governing the chairing of the general shareholders meeting;

(ii)	change the number of members of the Board of Directors; and

(iii)	insert a temporary provision covering the setting up of the special independent committee provided for in CVM Official Guidance nº 35/08.

Aracruz, March 26, 2009. Raul Calfat Chairman of the Board of Directors

JUR_SP 309000v1 1067.188961

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer